UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported):  May 23, 2017

NABRIVA THERAPEUTICS AG

(Exact name of registrant as specified in its charter)

Republic of Austria	001-37558	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Leberstrasse 20 1110 Vienna, Austria	Not Applicable
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (973) 605-820+43 (0)1 740 930

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 8.01  Other Information.

On May 23, 2017,  Nabriva Ireland plc (“Nabriva Ireland”) issued a press release announcing the commencement of the previously announced tender offer related to the exchange of American depositary shares (“Nabriva AG ADSs”) and common shares (“Nabriva AG Common Shares”) of Nabriva Therapeutics AG (“Nabriva AG”) for ordinary shares of Nabriva Ireland (the “Exchange Offer”).  Once the Exchange Offer is completed, Nabriva AG will become a subsidiary of Nabriva Ireland, and it is expected that Nabriva Ireland will then become the publicly-traded parent company of the Nabriva Group and its subsidiaries with its tax residency in Ireland.

The information in this Form 8-K, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01  Financial Statements and Exhibits.

(d)                                Exhibits

See Exhibit Index attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 23, 2017	NABRVIA THERAPEUTICS AG

	By:	/s/ Colin Broom
	Name:	Colin Broom
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of Nabriva Therapeutics plc dated May 23, 2017
99.2	Q&A regarding Exchange Offer